

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

JAN 14 2013

Washington, DC 20549



DIVISION OF
CORPORATION FINANCE



13000072

January 14, 2013

Diane Brayton
The New York Times Company
braytd@nytimes.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-14-2013

Re: The New York Times Company
Incoming letter dated December 14, 2012

Dear Ms. Brayton:

This is in response to the letters dated December 14, 2012 and December 28, 2012 concerning the shareholder proposal submitted to the New York Times by the Committee for Accuracy in Middle East Reporting in America. We also have received a letter from the proponent dated December 20, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Andrea Levin
Committee for Accuracy in Middle East Reporting in America
P.O. Box 35040
Boston, MA 02135-0001

January 14, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The New York Times Company
Incoming letter dated December 14, 2012

The first proposal relates to a review.

The second proposal relates to the board of directors.

There appears to be some basis for your view that the New York Times may exclude the first proposal under rule 14a-8(b). You represent that holders of the New York Times' Class A Common Stock are entitled to vote on certain matters, which do not include the subject of the first proposal. Rule 14a-8(b) requires that in order to be eligible to have a proposal included, a shareholder must hold "at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal." Accordingly, we will not recommend enforcement action to the Commission if the New York Times omits the first proposal from its proxy materials in reliance on rule 14a-8(b). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which the New York Times relies.

There appears to be some basis for your view that the New York Times may exclude the second proposal under rule 14a-8(e) because the New York Times received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if the New York Times omits the second proposal from its proxy materials in reliance on rule 14a-8(e). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which the New York Times relies.

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

The New York Times Company 

Kenneth A. Richieri
Senior Vice President
& General Counsel

620 8th Avenue
New York, NY 10018

tel 212-556-1995
richierk@nytimes.com

December 28, 2012

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: The New York Times Company, File No. 1-5837

Ladies and Gentlemen:

The New York Times Company (the "Company") received a letter, dated November 1, 2012, from the Committee for Accuracy in Middle East Reporting in America (the "Proponent") requesting that a proposal (the "Original Proposal") be included in the Company's proxy soliciting material for its 2013 Annual Meeting of Stockholders to be held on or about May 1, 2013.

By a letter to the Securities and Exchange Commission ("SEC") dated December 14, 2012 (the "Company Response"), a copy of which was provided to Proponent, the Company set out its explanation of why the Original Proposal may be omitted from its proxy soliciting material pursuant to Rule 14a-8(b)(i), Rule 14a-8(i)(4) and Rule 14a-8(i)(7).

By a letter dated December 21, 2012 and received by the Company on December 27, 2012, the Proponent provided to the Company a copy of a letter to the SEC dated December 20, 2012 (the "Proponent Response"), in which the Proponent responds to the Company Response and includes a new proposal that it characterizes as an amended proposal, despite its being distinct from the Original Proposal, for inclusion in the Company's 2013 proxy soliciting material (the "Amended Proposal").

The Company reiterates the reasons stated in the Company Response for the omission of the Original Proposal. It is the Company's view that the Proponent Response fails to rebut any of the arguments set out by the Company.

In addition, the Company believes that the Amended Proposal may be omitted from its 2013 proxy soliciting material for each of the following reasons:

The Amended Proposal has not been timely submitted for the Company's 2013 Annual Meeting

Rule 14a-8(e) provides that a stockholder proposal must be received at the issuer's principal executive offices not less than 120 calendar days before the date that the issuer's proxy

#54340v2

statement for the previous year's meeting was first released. The Company's proxy statement for its 2012 annual meeting was first provided to stockholders on March 9, 2012. Accordingly, as stated in such proxy statement, in order to be timely submitted, a stockholder proposal for 2013 had to have been received no later than November 9, 2012. Thus, the Amended Proposal, which was received by the Company on December 27, 2012, has not been timely submitted.

The Amended Proposal may be omitted pursuant to Rule 14a-8(i)(8).

The Amended Proposal calls for stockholders to resolve to "reject election of the Board of Directors." While it is not completely clear what this means, the Company believes the Amended Proposal is a call by the Proponent for "withhold" votes for those nominees for election to the Board by the Company's Class A stockholders (or an attempt to impact such election of directors in some other manner). Rule 14a-8(i)(8) permits an issuer to omit a stockholder proposal that pertains to the election of directors. The proxy rules provide other avenues for a stockholder seeking to engage in a proxy contest for the election of directors or to solicit withhold votes for an issuer's director nominees. Rule 14a-8 is not available for this. Accordingly, the Amended Proposal may properly be omitted pursuant to Rule 14a-8(i)(8).

The Amended Proposal may be omitted pursuant to Rule 14a-8(i)(4) and Rule 14a-8(i)(7).

As set out in the Company Response, the Company believes that the Original Proposal could be omitted under either clause (4) (pertaining to personal interests not shared with other stockholders) or (7) (pertaining to matters that are within the ordinary course of an issuer's business) of Rule 14a-8(i). As indicated by the Proponent's revised supporting statement, the Amended Proposal is no more than yet another attempt to influence the coverage of the Palestinian-Israeli conflict in *The New York Times* in furtherance of the Proponent's particular agenda. Thus, the Company is of the view that its arguments for omission of the Original Proposal based on clauses (4) and (7) of Rule 14a-8(i) apply equally to the Amended Proposal.

* * *

For each of the foregoing reasons, the Company believes that it may properly omit the Amended Proposal from its 2013 proxy materials, and the Company intends to do so. In addition, the Company continues to believe that it may properly omit the Original Proposal from its 2013 proxy materials, and intends to do so. The Company reserves the right, should it be necessary, to present additional reasons for omitting the Amended Proposal (and/or the Original Proposal). If the staff does not concur with the Company's position, we would appreciate an opportunity to confer with the staff concerning this matter prior to the issuance of a Rule 14a-8 response.

If you have any questions with respect to the foregoing, please call me at (212) 556-1995.

A copy of this letter is being mailed to the Proponent.

Sincerely,



Kenneth A. Richieri

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NATIONAL MEDIA RESOURCE CENTER

Committee for Accuracy in Middle East Reporting in America

December 20, 2012

Securities and Exchange Commisstion
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: The New York Times Company, File No. 1-5837

Dear Sirs:

CAMERA, Committee for Accuracy in Middle East Reporting in America, sent a letter to The New York Times requesting inclusion of a shareholder resolution in the Company's proxy that provided key, relevant information for shareholders for its 2013 Annual Meeting of Stockholders to be held on or about May 1, 2013. A copy of CAMERA's letter, verification of its stock ownership and an amended proposal are attached.

In a letter to the SEC copied to us The New York Times Company states its intention to omit the original proposed resolution from the proxy soliciting material for its next annual meeting of stockholders and cites three reasons:

- That CAMERA is a holder of Class A Common Stock of the Company and not an owner of "securities entitled to be voted on the proposal at the meeting."
- That the proposal "relates to a personal grievance" and should thus be disqualified.
- That the proposal relates to the ordinary course of business under the purview of management and outside the responsibility of shareholders and Directors.

Issue of Class A Common Stock and Voting Rights

In anticipation the SEC may agree with The New York Times regarding the original proposal, CAMERA is amending its proposal as noted in the attachments to this letter to read: "Resolved, the shareholders reject election of the Board of Directors on the basis of their having failed to uphold the fundamental, core tenets of journalistic impartiality and fairness by The New York Times in its professional operations."

P.O. Box 35040 • Boston, MA 02135-0001 • (617) 789-3672 • Fax (617) 787-7853 • www.camera.org

Personal Grievance Claim

The New York Times wrongly claims the issues raised by CAMERA in the proposed resolution reflect a "personal grievance" and are intended to advance a "personal interest not shared by other stockholders." This is belied by multiple facts.

For one, the issue is not at all "a personal grievance" but rather represents the views of many thousands of individuals. CAMERA is a 30-year-old non-profit organization, a member of the Conference of Presidents of Major American-Jewish Organizations, with a membership of 65,000 households. The membership, along with many thousands of others in the wider news-consuming public are aware of the influence of The New York Times in shaping public perception of events, setting the agenda of other media and influencing policymakers. Many of these thousands of news-consumers who are attentive readers have long been concerned about the specific issue of coverage of the Palestinian-Israeli conflict by The New York Times.

Nor can the issue be seen as "personal" in the context of CAMERA's role monitoring and interacting with many other media outlets, large and small. In the course of its efforts to promote adherence to the media's own high standards, CAMERA has from time to time taken the path of presenting information on shareholder resolutions relevant to the functioning and policies of various corporations. There is no "personal grievance" entailed in a shareholder proposal but rather the action is a responsible measure to apprise shareholders, Directors and Management of important issues relevant to the value and reputation of the company.

Likewise, the claim that promotion of rigorous, objective, professional journalism on one of the most contentious, heavily reported subjects in the pages of The Times is an "interest not shared by other stockholders" is untenable. Undoubtedly, shareholders believe The New York Times should be the gold standard in its dedication to providing accurate, complete, balanced and non-partisan portrayals of events. Any credible evidence The Company is deviating from its vital mission would be of keen interest to shareholders as would an opportunity to redress any problems detrimental to the reputation of the institution.

Ordinary-Business Claim

The New York Times erroneously argues for exclusion of the CAMERA shareholder resolution on the basis of the content relating to the ordinary course of business and allegedly not rising to the level of a "significant social policy issue." Yet the SEC's Division of Corporation Finance: Staff Legal Bulletin 14A concerning Shareholder Proposals states:

> The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy

issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."6 The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."7

It is undeniable that there is "widespread public debate regarding" The New York Times coverage of the Arab-Israeli conflict. The controversy is apparent in prevalent Op-Eds and other media coverage by many authors expressing concern The Times has veered from adherence to journalistic standards. Such controversy has a direct and potentially negative bearing on the reputation and standing of the institution and may undermine public trust.

For all of the above reasons, CAMERA believes The New York Times should accept the shareholder resolution submitted and we ask for the opportunity to confer with SEC staff should The New York Times seek to add new reasons to oppose our proposal.

A similar letter is being mailed to The New York Times with the amended shareholder resolution.

Yours truly,



Andrea Levin

cc: Diane Brayton

Share-Holder Resolution on Enhancing Compliance with *New York Times'* Standards

CAMERA, the Committee for Accuracy in Middle East Reporting in America, having an office at 214 Lincoln St., Allston, MA, an owner of 100 shares, has provided the following statement in support of its proposal:

Whereas it is the stated "Core Purpose of *The New York Times* Company" to "enhance society by creating, collecting and distributing high-quality news...", this being the "basis" for its "reputation and the means by which" the company fulfils "the public trust" and "customers' expectations" and whereas it is also the stated goal "to cover the news impartially and to treat readers, news sources, advertisers and all parts of our society fairly and openly";

Whereas it has come to our attention on the basis of an extensive six-month study of coverage that these core tenets have been violated in news and opinion portrayals of the Palestinian-Israeli conflict:

Resolved, the shareholders reject election of the Board of Directors on the basis of their having failed to uphold the fundamental, core tenets of journalistic impartiality and fairness by *The New York Times* in its professional operations.

Supporting statement

An in-depth review of *New York Times* coverage from July 1, 2011 through December 31, 2011 by CAMERA revealed an undeniable pattern of bias in depictions of the Palestinian-Israeli conflict with Israel given heavy, disproportionate criticism. Many empirical measures examining nearly 200 news stories and 20 opinion pieces demonstrate the partisan slant. For instance, of 275 passages in the news pages classified as criticism according to the study's stringent criteria, 187 were critical of Israel; fewer than half as many—88—were critical of the Palestinians. Some of these criticisms were expressed in the voices of the journalists themselves, often in violation of professional norms against editorializing in news reporting. Journalists weighed in 21 times with hostile views of Israel, and only 9 times with criticism of the Palestinians.

Palestinian points of view about peace talks and the Palestinian Authority's unilateral campaign for recognition at the United Nations – an issue covered during the study period – significantly overshadowed Israeli points of view, with 106 passages presenting a mainstream Palestinian perspective on the topic but only 59 passages presenting a mainstream Israeli viewpoint. Although both sides obviously held strong opinions on the peace process, as well as on the merits or demerits of the Palestinian resort to unilateralism, the newspaper did not present each side's views as equally newsworthy.

Least newsworthy of all, according to *The Times*, was the steady stream of anti-coexistence, anti-Israel and anti-Semitic rhetoric by the Palestinian leadership. Although this incitement perpetuates the conflict, only one article discussed it, and that article focused on criticism of those who chronicle the Palestinian hate rhetoric nearly as much as it did on the rhetoric itself. While Israeli actions were routinely cast as obstacles to peace, the Palestinian Authority's refusal to recognize a Jewish state and its inculcation of anti-Jewish and anti-Israel sentiment in its people were never described as obstacles.

The New York Times Company

Diane Brayton
Secretary & Assistant General Counsel

620 Eighth Avenue
New York, NY 10018

tel 212.556-5995
fax 212.556-4634
braytd@nytimes.com

December 14, 2012

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: The New York Times Company, File No. 1-5837

Ladies and Gentlemen:

The New York Times Company (the "Company") has received a letter from the Committee for Accuracy in Middle East Reporting in America (the "Proponent") requesting that a proposal (the "Proposal") be included in the Company's proxy soliciting material for its 2013 Annual Meeting of Stockholders to be held on or about May 1, 2013. A copy of the Proponent's letter and the Proposal is attached as Exhibit A.

The Proponent states in its letter that it is the beneficial owner of 500 shares of the Company's Class A Common Stock, has held such Class A Common Stock for over a year and intends to continue to do so through the date of the next annual meeting of stockholders.

The Company believes that the Proposal may be omitted from the proxy soliciting material for its next annual meeting of stockholders because, among other reasons:

- the Proponent, as a holder of shares of Class A Common Stock of the Company, is not the owner of "securities entitled to be voted on the proposal at the meeting" as is required by the Securities and Exchange Commission's Rule 14a-8(b)(1);
- the Proposal relates to a personal grievance of the Proponent against the Company and is designed to further a personal interest of the Proponent not shared with other stockholders at large and thus may be omitted pursuant to Rule 14a-8(i)(4); and
- the Proposal relates to the Company's ordinary course of business and thus may be omitted pursuant to Rule 14a-8(i)(7).

The Proposal May be Omitted Pursuant to Rule 14a-8(b)(1)

The Company has two classes of voting stock outstanding: Class A and Class B Common Stock. Under Article Fourth, Paragraphs (II) to (V) of the Company's Certificate of Incorporation, a copy of which is attached hereto as Exhibit B, the Company's Class A Common Stock has limited voting rights. Holders of Class A Common Stock ("Class A Stockholders") are entitled to vote on only the following matters: the election of 30% of the Company's board of directors, ratification of the selection of the Company's independent certified public accountants, certain acquisitions, and the reservation of stock for options to be granted to officers, directors or employees.

The Company's Certificate of Incorporation provides that, except as outlined above, and except as otherwise provided by the laws of the State of New York:

> "[T]he entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock ... and the holders of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof."

(See Paragraph (IV) of Article Fourth of the Company's Certificate of Incorporation.)

The Company's dual-class capitalization was already in place before the Company's stock was first listed in 1969 for public trading on a national stock exchange. This capitalization structure was established as a means to manage for the long term and to protect the long-term editorial quality and independence of *The New York Times*, while at the same time allowing the public to invest in the Company's equity.

As a result of these limited voting rights, the Class A Stockholders, including the Proponent, would not be entitled to vote upon the Proposal in the event it were submitted to the vote of the stockholders of the Company. Thus, the Company may properly omit the proposal from its proxy material pursuant to Rule 14a-8(b)(1).

Class A Stockholders of the Company have on numerous prior occasions sought to introduce proposals for consideration at an annual meeting of the Company respecting matters on which they were not entitled to vote. In each instance, most recently in December 2008, the staff of the Securities and Exchange Commission's ("SEC") Division of Corporation Finance has agreed with the Company that such proposals could properly be omitted from the proxy statement since the proponents of such proposals, as Class A Stockholders, were unable to satisfy the requirement of Rule 14a-8 that they be entitled to vote at the Company's meeting on the proposals they intended to present for action. (*See* the SEC's eighteen letters to The New York Times Company, available December 31, 2008, December 14, 2007, December 18, 2006, January 3, 2003, December 21, 1998, December 19, 1997, December 19, 1997, February 24, 1997, December 28, 1994, January 17, 1992, January 22, 1991, January 4, 1991, January 16, 1981, December 22, 1980, January 4, 1979, November 9, 1978, March 25, 1975 and April 1, 1974).

In addition to the foregoing letters to the Company, earlier this year the staff again acknowledged that, under Rule 14a-8, in order to require the inclusion of a proposal in a proxy statement, a proponent must hold shares of the class of stock entitled to vote on such proposal (*See* the letter to Comcast Corporation, available March 19, 2012).

The Proposal May be Omitted Pursuant to Rule 14a-8(i)(4)

The Company believes that it can exclude the Proposal because it relates to a personal grievance of the Proponent against the Company and the Proposal is designed to further the Proponent's personal interest, which is not shared by other stockholders.

The Proponent, as its name states, is a media-monitoring and reporting organization devoted to promoting what it characterizes as accurate media coverage of Israel and the Middle East. To the knowledge of the Company, the Proponent exists for the sole purpose of furthering this goal. The Proponent has been a longstanding critic of the news and opinion portrayals of the Palestinian-Israeli conflict in *The New York Times*, and has expressed dissatisfaction with the paper's coverage of this issue on numerous occasions in communications with the newsroom through the various procedures *The New York Times* has in place for readers to express their views. While the Proponent has attempted to phrase the Proposal neutrally, as clearly indicated by the supporting statement, the Proposal is an attempt to influence the way in which *The New York Times* covers the Palestinian-Israeli conflict in furtherance of the Proponent's agenda. Thus, the Proposal is simply the latest tactic adopted by the Proponent in its long-running campaign.

Rule 14a-8(i)(4) permits the exclusion of stockholder proposals that relate "to a personal claim or grievance against the company," or if the proposal is designed to "further a personal interest, which is not shared by the other shareholders at large." The SEC has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer[']s shareholders generally." *See* Release No. 34-20091 (Aug. 16, 1983). The SEC has also noted that the "the cost and time involved in dealing with" a stockholder proposal involving a personal grievance or furthering such personal interest is a "disservice to the interests of the issuer and its security holders at large." *See* Release No. 34-19135 (Oct. 14, 1982). It is the Company's view that the Proposal is clearly of the type contemplated by Rule 14a-8(i)(4), and may therefore be excluded.

The Proposal May be Omitted Pursuant to Rule 14a-8(i)(7)

The Company believes that it can exclude the Proposal because it relates to the Company's ordinary course of business and does not rise to a "significant social policy issue." Determinations by the editors, journalists and columnists of *The New York Times* regarding the scope and content of news articles and opinions goes to the very heart of the Company's day-to-day ordinary course operations. Rule 14a-8(i)(7) permits the exclusion of a stockholder proposal that "deals with a matter relating to the company's ordinary business operations." According to the SEC's release that accompanied the 1998 amendments to Rule 14a-8, the purpose of the ordinary business operations exclusion is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting." *See* Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The term "ordinary business" is understood as being "rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." *Id.*

The SEC explained in the 1998 Release that there are two central considerations for the ordinary business exclusion. The first consideration, which relates to the subject matter of the proposal, acknowledges that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration "relates to the degree in which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of complex nature." *Id.* Both considerations are applicable here. Stockholders, as a practical matter, are not in a position to direct or manage the day-to-day operations of the Company's journalists. Further, in light of the many decisions that are made in connection with determining what news *The New York Times* should cover and how it should be covered, seeking to influence and shape that process is a form of micro-managing the Company's day-to-day operations. Accordingly, it is the Company's opinion that Rule 14a-8(i)(7) permits the exclusion of the Proposal.

* * *

For each of the foregoing reasons, the Company believes that it may properly omit the Proposal from its 2013 proxy materials, and the Company intends to do so. The Company reserves the right, should it be necessary, to present additional reasons for omitting the Proposal. If the staff does not concur with the Company's position, we would appreciate an opportunity to confer with the staff concerning this matter prior to the issuance of a Rule 14a-8 response.

If you have any questions with respect to the foregoing, please call me at (212) 556-5995.

A copy of this letter, together with the enclosures, is being mailed to the Proponent.

Very truly yours,



Diane Brayton

cc: Committee for Accuracy in Middle East Reporting in America

#54340v1

Exhibit A



NATIONAL MEDIA RESOURCE CENTER

Committee for Accuracy in Middle East Reporting in America

November 1, 2012

Diane Brayton
Secretary and Assistant General Counsel
The New York Times
620 Eighth Avenue
New York, NY 10018

Dear Ms. Brayton,

I write to affirm that at the time the attached shareholder proposal is submitted, CAMERA (Committee for Accuracy in Middle East Reporting in America) has continuously held for more than one year at least $2000 in market value of New York Times Class A stock, is entitled to vote on the proposal, and will continue to hold those securities through the date of the shareholder meeting in 2013.

Yours sincerely,

Andrea Levin

P.O. Box 35040 • Boston, MA 02135-0001 • (617) 789-3672 • Fax (617) 787-7853 • www.camera.org

Share-Holder Resolution on Enhancing Compliance with *New York Times'* Standards

CAMERA, the Committee for Accuracy in Middle East Reporting in America, having an office at 214 Lincoln St., Allston, MA, an owner of 500 shares, has provided the following statement in support of its proposal:

Whereas it is the stated "Core Purpose of *The New York Times* Company" to "enhance society by creating, collecting and distributing high-quality news...", this being the "basis" for its "reputation and the means by which" the company fulfils "the public trust" and "customers' expectations" and whereas it is also the stated goal "to cover the news impartially and to treat readers, news sources, advertisers and all parts of our society fairly and openly";

Whereas it has come to our attention on the basis of an extensive six-month study of coverage that these core tenets have been violated in news and opinion portrayals of the Palestinian-Israeli conflict:

Resolved, the shareholders request that the Board of Directors review adherence to the essential core tenets of impartiality and fairness and report back no later than the next stockholder meeting.

Supporting statement

An in-depth review of *New York Times* coverage from July 1, 2011 through December 31, 2011 by CAMERA revealed an undeniable pattern of bias in depictions of the Palestinian-Israeli conflict with Israel given heavy, disproportionate criticism. Many empirical measures examining nearly 200 news stories and 20 opinion pieces demonstrate the partisan slant. For instance, of 275 passages in the news pages classified as criticism according to the study's stringent criteria, 187 were critical of Israel; fewer than half as many—88—were critical of the Palestinians. Some of these criticisms were expressed in the voices of the journalists themselves, often in violation of professional norms against editorializing in news reporting. Journalists weighed in 21 times with hostile views of Israel, and only 9 times with criticism of the Palestinians.

Palestinian points of view about peace talks and the Palestinian Authority's unilateral campaign for recognition at the United Nations – an issue covered during the study period – significantly overshadowed Israeli points of view, with 106 passages presenting a mainstream Palestinian perspective on the topic but only 59 passages presenting a mainstream Israeli viewpoint. Although both sides obviously held strong opinions on the peace process, as well as on the merits or demerits of the Palestinian resort to unilateralism, the newspaper did not present each side's views as equally newsworthy.

Least newsworthy of all, according to *The Times*, was the steady stream of anti-coexistence, anti-Israel and anti-Semitic rhetoric by the Palestinian leadership. Although this incitement perpetuates the conflict, only one article discussed it, and that article focused on criticism of those who chronicle the Palestinian hate rhetoric nearly as much as it did on the rhetoric itself. While Israeli actions were routinely cast as obstacles to peace, the Palestinian Authority's refusal to recognize a Jewish state and its inculcation of anti-Jewish and anti-Israel sentiment in its people were never described as obstacles.

Exhibit B

THE NEW YORK TIMES COMPANY

Certificate of Incorporation

As Amended and Restated on
September 29, 1993;
and As Amended on
June 19, 1998, and
June 22, 2007

42764 v1

CERTIFICATE OF INCORPORATION
of
THE NEW YORK TIMES COMPANY*

FIRST

The name of the proposed corporation is The New York Times Company.

SECOND

The objects for which it is to be formed are as follows:

1. The business of printing, publishing and selling newspapers, books, pamphlets and other publications, gathering, transmitting and supplying news reports, general job printing, and any and all other business incidental to the foregoing or any of them or thereunto pertaining or proper in connection therewith.

2. To purchase, take on lease or in exchange, hire or otherwise acquire any real or personal property, rights or privileges suitable or convenient for any purpose of its business, and to erect and construct, make, improve or aid or subscribe towards the construction, erection, making and improvement of any building institution, machinery or other appliance insofar as the same may be appurtenant to or useful for the conduct of the business above specified, but only to the extent to which the Corporation may be authorized under the laws of the State of New York or of the United States.

3. To acquire and carry on all or any part of the business or property of any corporation engaged in a business similar to that authorized to be conducted by this Corporation, and to undertake in conjunction therewith any liabilities of any person, firm, association or corporation possessed of property suitable for any of the purposes of this Corporation, or for carrying on any business which this Corporation is authorized to conduct, and as the consideration for the same to pay cash or to issue shares, stock or obligations of this Corporation.

4. To purchase, subscribe for or otherwise acquire, hold and dispose of the shares, stock or obligations of any corporation organized under the laws of this state or any other state, or of any territory of the United States or of any foreign country, except moneyed corporations, insofar as the same may be useful for the conduct of the business of this Corporation and incidental to or proper in connection therewith, and to issue in exchange therefor its stock, bonds or other obligations.

5. To borrow or raise money for any of the aforementioned purposes of this Corporation, and to secure the same and the interest thereon accruing, or for any purpose, to mortgage or charge the undertaking, or all or any part of the property, present or after acquired, subject to the limitations herein expressed, and to create, issue, make, draw, accept and negotiate debentures or debenture stock, mortgage bonds, promissory notes or other obligations or negotiable instruments.

6. To guarantee the payment of dividends or interest on any shares, stocks or debentures or other securities issued by, or any other contract or obligation of any corporation whenever proper or necessary for the business of this Corporation, provided the required authority be first obtained for that purpose.

7. To do any and all such other things as are incidental or conducive to the attainment of the above-mentioned objects.

THIRD

The Capital Stock is to consist of 301,049,602 shares, of which 200,000 shares of the par value of One Dollar ($1) each shall be Serial Preferred Stock, 300,000,000 shares of the par value of Ten Cents (10¢) each shall be Class A Common Stock and 849,602 shares of the par value of Ten Cents (10¢) each shall be Class B Common Stock.

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* Restated to reflect amendments effective June 22, 2007.

FOURTH

The designations, preferences, privileges and voting powers of the shares of each class and the restrictions or qualifications thereof are as follows:

(I) (a) Subject to applicable provisions of law and to the provisions of this Certificate of Incorporation, authority is hereby expressly granted to and vested in the Board of Directors, to the extent permitted by and upon compliance with the provisions set forth in the law of the State of New York, to issue the Serial Preferred Stock from time to time in one or more series, each series to have such relative rights, preferences, limitations or restrictions, and bear such designations, as shall be determined and stated prior to the issuance of any shares of any such series in and by a resolution or resolutions of the Board of Directors authorizing the issuance of such series, including without limitation:

(1) The number of shares to constitute such series and the distinctive designation thereof;

(2) The dividend rate or rates to which the shares of such series shall be entitled and whether dividends shall be cumulative and, if so, the date from which dividends shall accumulate, and the quarterly dates on which dividends, if declared, shall be payable;

(3) Whether the shares of such series shall be redeemable, the limitations and restrictions in respect of such redemptions, the manner of selecting shares of such series for redemption if less than all shares are to be redeemed, and the amount per share, including the premium, if any, which the holders of shares of such series shall be entitled to receive upon the redemption thereof, which amount may vary at different redemption dates and may be different in respect of shares redeemed through the operation of any retirement or sinking fund and in respect of shares otherwise redeemed;

(4) Whether the holders of shares of such series shall be entitled to receive, in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, an amount equal to the dividends accumulated and unpaid thereon, whether or not earned or declared, but without interest;

(5) Whether the shares of such series shall be subject to the operation of a purchase, retirement or sinking fund and, if so, whether such fund shall be cumulative or noncumulative, the extent to and the manner in which such fund shall be applied to the purchase or redemption of the shares of such series for retirement or to other corporate purposes, and the terms and provisions in respect of the operation thereof;

(6) Whether the shares of such series shall be convertible into, or exchangeable for, shares of stock of any other class or series thereof or of any other series of the same class, and if so convertible or exchangeable, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same;

(7) The voting powers, if any, of the shares of such series in addition to the voting powers provided by law;

(8) Any other rights, preferences, limitations or restrictions not inconsistent with law or the provisions of this Certificate of Incorporation.

(b) All shares of any one series of Serial Preferred Stock shall be identical with each other in all respects, except that in respect of any series entitled to cumulative dividends, shares of such series issued at different times may differ as to the dates from which such dividends shall be cumulative.

(c) The shares of Serial Preferred Stock shall be issued for a consideration of at least One Hundred Dollars ($100) per share, and the stated capital allocable to each such issued share shall be at least One Hundred Dollars ($100).

(II) The holders of the Class A Common Stock shall be entitled to one vote for each share thereof held by them in the election of 30% of the Board of Directors proposed to be elected at any meeting of stockholders held for that purpose (or the nearest larger whole number if such percentage is not a whole number) voting separately and as a class; and the holders of the Class B Common Stock shall be entitled to one vote for each share held by them in the election of the balance of the Board of Directors proposed to be elected at any such meeting, voting separately and as a class. Nothing herein shall be deemed to limit the authority of the Board of Directors with respect to the voting powers of any series of Serial Preferred Stock which may be issued pursuant to paragraph (I) of this Article FOURTH.

(III) The holders of the Class A Common Stock, the holders of the Class B Common Stock, and (to the extent determined by the Board of Directors in determining the rights of any series of Serial Preferred Stock issued pursuant to paragraph I hereof) the holders of shares of any series of Serial Preferred Stock shall be entitled to one vote per share, voting together and not as separate classes, upon:

(1) The matters specifically set forth in paragraph V of this Article FOURTH;

(2) Any proposal submitted to a vote of shareholders in connection with the ratification of the selection of independent certified public accountants to serve as auditors of the Company.

(IV) Except as provided in paragraphs I, II and III of this Article FOURTH and as otherwise required by the laws of the State of New York, the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock, the holders of Class B Common Stock to be entitled to 1 vote for each 1 share thereof held upon all matters requiring a vote of stockholders of the Corporation and the holders of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof.

(V) Authorization by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon shall be required for any one or more of the following actions, unless the Corporation shall, prior to any such action, receive in writing the consent of any stock exchange upon which any stock of the Corporation may be listed to such action without authorization of stockholders, or unless at the time of such action no shares of stock of the Corporation are listed upon any stock exchange:

(1) Reservation of any shares of capital stock of the Corporation for options granted or to be granted to officers, directors or employees of the Corporation:

(2) The acquisition of the stock or assets of any other company in the following circumstances:

(a) If any officer, director or holder of 10% or more of any class of shares of voting securities of the Corporation has an interest, directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction;

(b) If the transaction involves the issuance of Class A Common Stock or Class B Common Stock or securities convertible into either, or any combination of the three, and if the aggregate number of shares of Common Stock so to be issued together with the Common Stock which could be issued upon conversion of such securities approximates (in the reasonable judgment of the Board of Directors) 20% of the aggregate number of shares of Class A Common Stock and Class B Common Stock outstanding immediately prior to such transaction; or

(c) If the transaction involves issuance of Class A Common Stock or Class B Common Stock and any additional consideration, and if the value of the aggregate consideration so to be issued (including the value of any Common Stock which may be issuable in the future in accordance with the terms of the transaction) has in the reasonable judgment of the Board of Directors a combined fair value of approximately 20% or more of the aggregate market value of shares of Class A Common Stock and Class B Common Stock outstanding immediately prior to such transaction.

(VI) Except for the holders of Class B Common Stock, no holder of any share of any class of stock of the Corporation shall have any preemptive or other rights to subscribe for or purchase any shares of any class or any notes, debentures, bonds or any other securities of the Corporation, whether now or hereafter authorized and whether or not convertible into, or evidencing or carrying options, warrants or rights to purchase shares of any class or any notes, debentures, bonds or any other securities now or hereafter authorized, and whether the same shall be issued for cash, services or property, or by way of dividend or otherwise.

(VII) Whenever any shares of Class A Common Stock or Class B Common Stock of the Corporation shall have been redeemed, purchased or otherwise reacquired, the Board of Directors shall be authorized either to eliminate such shares from the authorized number of shares of the Corporation or to restore such shares to the status of authorized but unissued shares.

(VIII) (1) Each share of Class B Common Stock may at any time be converted, at the option of the holder thereof, into one fully paid and non-assessable (except to the extent provided in Section 630 of the Business Corporation Law) share of Class A Common Stock. Such right shall be exercised by the surrender of the certificate representing such share of Class B Common Stock to be converted at the office of the transfer agent of the Corporation (the "Transfer Agent") during normal business hours accompanied by a written notice of the election by the holder thereof to convert and (if so required by the Corporation or the Transfer Agent) an instrument of transfer, in form satisfactory to the Corporation and to the Transfer Agent, duly executed by such holder or his duly authorized attorney, and funds in the amount of any applicable transfer tax (unless provision satisfactory to the Corporation is otherwise made therefor), if required pursuant to subparagraph (3) below.

(2) As promptly as practicable after the surrender for conversion of a certificate representing shares of Class B Common Stock in the manner provided in subparagraph (1) above and the payment in cash of any amount required by the provisions of subparagraphs (1) and (3), the Corporation will deliver or cause to be delivered at the office of the Transfer Agent to or upon the written order of the holder of such certificate, a certificate or certificates representing the number of fully paid and non-assessable (except to the extent provided in Section 630 of the Business Corporation Law) shares of Class A Common Stock issuable upon such conversion, issued in such name or names as such holder may direct. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of the surrender of the certificate representing shares of Class B Common Stock, and all rights of the holder of such shares of Class B Common Stock as such holder shall cease at such time and the person or persons in whose name or names the certificate or certificates representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock at such time; provided, however, that any such surrender and payment on any date when the stock transfer books of the Corporation shall be closed shall constitute the person or persons in whose name or names the certificate or certificates representing shares of Class A Common Stock are to be issued as the record holder or holders thereof for all purposes immediately prior to the close of business on the next succeeding day on which such stock transfer books are open.

(3) The issuance of certificates for shares of Class A Common Stock upon conversion of shares of Class B Common Stock shall be made without charge for any stamp or other similar tax in respect of such issuance. However, if any such certificate is to be issued in a name other than that of the holder of the share or shares of Class B Common Stock converted, the person or persons requesting the issuance thereof shall pay to the Corporation the amount of any tax which may be payable in respect of any transfer involved in such issuance, or shall establish to the satisfaction of the Corporation that such tax has been paid.

(4) When shares of Class B Common Stock have been converted, they shall be cancelled and not reissued.

FIFTH

The amount with which said Corporation shall commence business is the sum of Seven Hundred Dollars ($700).

SIXTH

The Secretary of State is designated as agent for the service of process.

The principal office of the Corporation shall be located in the City of New York, County of New York and State of New York, and the address to which the Secretary of State shall mail a copy of process in any action or proceeding against the Corporation which may be served on him is 620 Eighth Avenue, New York, N.Y. 10018.

SEVENTH

The duration of the Corporation shall be perpetual.

EIGHTH

The number of directors of the Corporation shall be not less than three nor more than eighteen, each of whom shall hold at least one share of Capital Stock.

NINTH

No director of the Corporation shall be personally liable to the Corporation or its stockholders for damages for any breach of duty as a director; provided that this Article NINTH shall neither eliminate nor limit liability: (a) if a judgment or other final adjudication adverse to such director establishes that his or her acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled or that his or her acts violated Section 719 of the Business Corporation Law; or (b) for any act or omission prior to the effectiveness of this Article NINTH. Any repeal of or modification to the provisions of this Article NINTH shall not adversely affect any right or protection of a director of the Corporation existing pursuant to this Article NINTH immediately prior to such repeal or modification.